As filed with the Securities and Exchange Commission on October 21, 2010.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1
HIGHLAND SPECIAL SITUATIONS FUND
(Name of Subject Company (issuer)
HIGHLAND SPECIAL SITUATIONS FUND
(Name of Filing Person (offeror))
COMMON SHARES OF BENEFICIAL INTEREST,
$0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
R. Joseph Dougherty
Highland Special Situations Fund
NexBank Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
Copy to:
Gregory D. Sheehan, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, Massachusetts 02199
(617) 951-7000
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$16,350,088(a)	$1,165.77(b)

(a)	Calculated as the aggregate maximum purchase price for common shares of beneficial interest.

(b)	Calculated at $71.30 per $1,000,000 of the Transaction Valuation.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,165.77 Form or Registration No.: 005-85662 Filing Party: Highland Special Situations Fund Date Filed: September 22, 2010

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:
☐	third party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

AMENDMENT NO. 1 TO TENDER OFFER STATEMENT
This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on September 22, 2010 by Highland Special Situations Fund (the “Fund”), relating to the Fund’s offer to purchase common shares of beneficial interest of the Fund, par value $0.001 per share (“Common Shares”), from common shareholders of the Fund (“Common Shareholders”) at their net asset value, calculated as of October 29, 2010 (the “Valuation Date”).
The purpose of this Amendment is to report that the Fund has amended its offer to purchase Common Shares (the “Offer”) as described below.
Extension of Offer
Throughout the Statement, Exhibit A to the Statement (Cover Letter to Offer to Purchase and Letter of Transmittal), Exhibit B to the Statement (Offer to Purchase), Exhibit C to the Statement (Form of Letter of Transmittal) and Exhibit D to the Statement (Form of Notice of Withdrawal of Tender), all references to the expiration date of the Offer, which was originally October 21, 2010, are amended to extend the expiration date of the Offer until 4:00 p.m., Eastern Time, on Thursday, October 28, 2010. Until that time, Common Shareholders have the right to withdraw their tenders of their Common Shares. A Common Shareholder will also have the right to withdraw a tender of Common Shares at any time on or after November 18, 2010, if tendered Common Shares have not yet been accepted by the Fund.
Exhibits
Notice of this Amendment in the form of the letter attached hereto as Exhibit 1 has been disseminated to all Common Shareholders who were previously sent the Offer to Purchase and the Letter of Transmittal. Amended forms of the Letter of Transmittal and the Notice of Withdrawal of Tender are attached hereto as Exhibits 2 and 3, respectively.
Except as amended herein, all other terms of the Statement filed on September 22, 2010 shall remain the same.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HIGHLAND SPECIAL SITUATIONS FUND
By:	/s/ R. Joseph Dougherty
	Name:	R. Joseph Dougherty
	Title:	President and Chief Executive Officer

Dated: October 21, 2010

EXHIBIT INDEX
EXHIBIT
1	Letter from the Fund to Common Shareholders Amending Offer to Purchase.

2	Form of Letter of Transmittal.

3	Form of Notice of Withdrawal of Tender.

3